Exhibit 1

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

TABLE OF CONTENTS

•	Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2024 and 2023
•	Unaudited interim condensed consolidated statements of financial position as of September 30, 2024 and December 31, 2023
•	Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended September 30, 2024 and 2023
•	Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2024 and 2023
•	Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Revenue from contracts with customers	4	1,176,450	859,578	462,383	302,760
Cost of sales:
Operating costs	5.1	(79,970)	(72,415)	(31,614)	(21,924)
Crude oil stock fluctuation	5.2	(2,193)	(3,801)	(7,056)	(1,209)
Depreciation, depletion and amortization	11/12/13	(298,081)	(197,419)	(114,703)	(70,600)
Royalties and others	5.3	(170,054)	(130,220)	(68,482)	(44,655)
Other non-cash costs related to the transfer of conventional assets	15	(25,049)	(19,567)	(8,152)	(10,169)

Gross profit		601,103	436,156	232,376	154,203

Selling expenses	6	(77,807)	(49,622)	(36,828)	(17,673)
General and administrative expenses	7	(73,747)	(51,818)	(29,247)	(15,031)
Exploration expenses		(36)	(368)	(3)	148
Other operating income	8.1	47,660	120,173	21,176	23,849
Other operating expenses	8.2	(1,197)	445	(174)	153

Operating profit		495,976	454,966	187,300	145,649

Interest income	9.1	3,160	802	1,360	299
Interest expense	9.2	(37,138)	(16,205)	(21,022)	(4,842)
Other financial income (expense)	9.3	4,142	(61,657)	26,902	(27,375)

Financial income (expense), net		(29,836)	(77,060)	7,240	(31,918)

Profit before income tax		466,140	377,906	194,540	113,731

Current income tax (expense)	14	(319,391)	(55,963)	(149,989)	(1,378)
Deferred income tax benefit (expense)	14	237,001	(57,926)	120,908	(29,251)

Income tax (expense)		(82,390)	(113,889)	(29,081)	(30,629)

Profit for the period, net		383,750	264,017	165,459	83,102

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
- (Loss) profit from actuarial remeasurement related to employee benefits	24	(14,883)	(988)	(14,949)	91
- Deferred income tax benefit (expense)	14	5,209	346	5,232	(31)

Other comprehensive income that shall not be reclassified to profit in subsequent periods, net of taxes		(9,674)	(642)	(9,717)	60

Total comprehensive profit for the period		374,076	263,375	155,742	83,162

Earnings per share
Basic (in US Dollars per share)	10	3.992	2.834	1.728	0.874
Diluted (in US Dollars per share)	10	3.843	2.664	1.662	0.821

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of September 30, 2024 and December 31, 2023

(Amounts expressed in thousands of US Dollars)

	Notes	As of September 30, 2024	As of December 31, 2023
Assets
Noncurrent assets
Property, plant and equipment	11	2,596,993	1,927,759
Goodwill	12	22,576	22,576
Other intangible assets	12	11,047	10,026
Right-of-use assets	13	54,170	61,025
Investments in associates		10,830	8,619
Trade and other receivables	15	177,930	136,351
Deferred income tax assets		—	5,743

Total noncurrent assets		2,873,546	2,172,099

Current assets
Inventories	17	2,434	7,549
Trade and other receivables	15	349,674	205,102
Cash, bank balances and other short-term investments	18	256,027	213,253

Total current assets		608,135	425,904

Total assets		3,481,681	2,598,003

Equity and liabilities
Equity
Capital stock	19.1	418,029	517,874
Other equity instruments		32,144	32,144
Legal reserve		8,233	8,233
Share-based payments		41,539	42,476
Share repurchase reserve	19.2	129,324	79,324
Other accumulated comprehensive income (losses)		(14,101)	(4,427)
Accumulated profit (losses)		905,141	571,391

Total equity		1,520,309	1,247,015

Liabilities
Noncurrent liabilities
Deferred income tax liabilities		135,175	383,128
Lease liabilities	13	28,677	35,600
Provisions	20	25,882	12,339
Borrowings	16.1	725,239	554,832
Employee benefits	24	20,518	5,703

Total noncurrent liabilities		935,491	991,602

Current liabilities
Provisions	20	5,052	4,133
Lease liabilities	13	16,571	34,868
Borrowings	16.1	249,991	61,223
Salaries and payroll taxes	21	26,043	17,555
Income tax liability		296,852	3
Other taxes and royalties	22	28,659	36,549
Trade and other payables	23	402,713	205,055

Total current liabilities		1,025,881	359,386

Total liabilities		1,961,372	1,350,988

Total equity and liabilities		3,481,681	2,598,003

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the nine-month period ended September 30, 2024

(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

Profit for the period	—	—	—	—		—	—	383,750	383,750
Other comprehensive income for the period	—	—	—	—		—	(9,674)	—	(9,674)

Total comprehensive income	—	—	—	—		—	(9,674)	383,750	374,076

Ordinary General Shareholders’ meeting on August 6, 2024 (1):
Creation of share repurchase reserve	—	—	—	—		50,000	—	(50,000)	—
Share repurchase (2)	(99,846)	—	—	—		—	—	—	(99,846)
Share-based payments	1	—	—	(937	)(3)	—	—	—	(936)

Amounts as of September 30, 2024	418,029	32,144	8,233	41,539		129,324	(14,101)	905,141	1,520,309

(1)	See Note 19.2.
(2)	See Note 19.1.
(3)	Including 28,638 share-based payments (Note 7), net of tax charges.

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the nine-month period ended September 30, 2023

(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2022	517,873	32,144	2,603	40,744		49,465	(8,694)	209,925	844,060

Profit for the period	—	—	—	—		—	—	264,017	264,017
Other comprehensive income for the period	—	—	—	—		—	(642)	—	(642)

Total comprehensive income	—	—	—	—		—	(642)	264,017	263,375

Share-based payments	1	—	—	(1,006	)(1)	—	—	—	(1,005)

Amounts as of September 30, 2023	517,874	32,144	2,603	39,738		49,465	(9,336)	473,942	1,106,430

(1)	Including 17,275 share-based payments (Note 7), net of tax charges.

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Cash flows from operating activities:
Profit for the period, net		383,750	264,017	165,459	83,102
Adjustments to reconcile net cash flows
Items related to operating activities:
Share-based payments	7	28,638	17,275	12,215	4,025
Net increase (decrease) in provisions	8.2	1,197	(721)	174	(153)
Net changes in foreign exchange rate	9.3	2,305	(10,531)	(9,474)	(6,509)
Discount of assets and liabilities at present value	9.3	408	(2,943)	463	(6,410)
Interest expense on lease liabilities	9.3	2,258	2,137	644	645
Discount for well plugging and abandonment	9.3	863	1,788	323	673
Income tax expense	14	82,390	113,889	29,081	30,629
Other non-cash costs related to the transfer of conventional assets	15	25,049	19,567	8,152	10,169
Employee benefits	24	223	124	66	176
Items related to investing activities:
Gain related to the transfer of conventional assets	8.1	—	(89,659)	—	—
Gain from farmout agreement	8.1	—	(24,429)	—	(18,773)
Interest income	9.1	(3,160)	(802)	(1,360)	(299)
Changes in the fair value of financial assets	9.3	(7,017)	12,222	(9,104)	19,601
Depreciation and depletion	11/13	293,964	194,477	113,232	69,595
Amortization of intangible assets	12	4,117	2,942	1,471	1,005
Items related to financing activities:
Interest expense	9.2	37,138	16,205	21,022	4,842
Amortized cost	9.3	1,060	1,285	376	342
Remeasurement in borrowings	9.3	—	48,967	—	16,515
Other financial income (expense)	9.3	(4,019)	8,732	(10,130)	2,518
Changes in working capital:
Trade and other receivables		(226,860)	(116,720)	(90,529)	(91,026)
Inventories	5.2	2,193	3,801	7,056	1,209
Trade and other payables		30,758	32,637	18,153	24,580
Payments of employee benefits	24	(291)	(209)	(124)	(70)
Salaries and payroll taxes		(20,828)	(26,188)	11,070	3,378
Other taxes and royalties		(20,626)	(40,834)	(6,811)	(9,767)
Provisions		(1,035)	(1,270)	(194)	(380)
Income tax payment		(22,934)	(60,431)	(6,348)	(22,331)

Net cash flows provided by operating activities		589,541	365,328	254,883	117,286

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(746,044)	(457,513)	(326,188)	(162,762)
Proceeds from the transfer of conventional assets (1)		10,734	10,000	—	—
Payments for acquisitions of other intangible assets	12	(5,138)	(3,536)	(2,710)	(1,176)
Payments for acquisitions of investments in associates		(2,211)	(632)	(1,745)	(100)
Interest received	9.1	3,160	802	1,360	299
Proceeds from farmout agreement	8.1	—	26,650	—	20,400
Prepayment of leases		—	(14,161)	—	(14,161)
Payments for the acquisition of AFBN assets		—	(18,750)	—	(6,250)
Payments for acquisitions of other assets		—	(2,014)	—	2,994

Net cash flows (used in) investing activities		(739,499)	(459,154)	(329,283)	(160,756)

Cash flows from financing activities:
Proceeds from borrowings	16.2	485,017	218,500	142,724	70,000
Payment of borrowings principal	16.2	(130,647)	(70,274)	(74,110)	(22,500)
Payment of borrowings interest	16.2	(20,714)	(18,754)	(10,612)	(6,855)
Payment of borrowings cost	16.2	(1,437)	(1,699)	(514)	(387)
Payment of lease	13	(32,849)	(30,437)	(10,922)	(10,306)
Share repurchase	19.1	(99,846)	—	(49,864)	—
Payments of other financial expense	9.3	(5,969)	(7,913)	1,421	(2,518)

Net cash flow provided by (used in) financing activities		193,555	89,423	(1,877)	27,434

Net increase (decrease) in cash and cash equivalents		43,597	(4,403)	(76,277)	(16,036)
Cash and cash equivalents at beginning of the period	18	209,516	241,956	321,562	219,677
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents		(4,051)	(66,707)	3,777	(32,795)
Net increase (decrease) in cash and cash equivalents		43,597	(4,403)	(76,277)	(16,036)

Cash and cash equivalents at end of the period	18	249,062	170,846	249,062	170,846

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		330,590	177,483	330,590	177,483
Changes in well plugging and abandonment with an impact in property, plant and equipment	11	10,158	(2,618)	5,496	654
Disposal for transfer of conventional assets through increase in trade and other receivables		—	(116,071)	—	—

(1)	See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2023.

Notes 1 through 28 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information, structure and activities

Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as a variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”) on July 28, 2017.

It is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “VIST” as from July 26, 2019.

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.

Through its subsidiaries, the Company engages in oil and gas exploration and production (upstream segment).

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on October 23, 2024.

There were no changes in the Group’s structure and activities as from the date of issuance of the annual consolidated financial statements as of December 31, 2023.

Note 2. Basis of preparation and material accounting policies

2.1 Bases of preparation and presentation

The unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023, and for the nine-month periods ended September 30, 2024 and 2023 were prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (“IASB”). The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of September 30, 2024, and the results of operations for the nine-month period ended September 30, 2024. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the annual consolidated financial statements as of December 31, 2023.

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing the Company’s consolidated financial statements as of December 31, 2023, except for the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.

2.2 New effective accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements of the Group.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. There were no changes in interest in Company subsidiaries during the nine-month period ended September 30, 2024.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4 Summary of material accounting policies

2.4.1 Impairment testing of goodwill and nonfinancial assets other than goodwill

Nonfinancial assets, including identifiable intangible assets, are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generating Units (“CGUs”).

As of September 30, 2024, and December 31, 2023, the Company identified 2 (two) CGUs in Argentina: (i) operated exploitation concessions of unconventional oil and gas exploration and production; and (ii) non-operating concessions of conventional oil and gas exploration and production.

The Company also identified only 1 (one) CGUs in Mexico: (i) operated exploitation concessions of conventional oil and gas exploration and production, as of September 30, 2024, and December 31, 2023.

The Company conducts its impairment test of nonfinancial assets when there is an indication that the carrying amount may be impaired. Moreover, Goodwill is tested every December. The Company bases the impairment test on the calculation of value in use and reviews the relationship between the recoverable amount and the carrying amount of its assets.

As of September 30, 2024, the Company did not identify indications of impairment or reversal of impairment related with goodwill and nonfinancial assets other than goodwill.

2.5 Regulatory framework

A-	Argentina

2.5.1 General

2.5.1.1 Bases law

On June 28, 2024, Argentina’s House of Representatives approved Law of Bases and Points of Departure for the Freedom of Argentineans No. 27,742, as well as Law of Palliative and Relevant Tax Measures No. 27,743 (jointly, “the Bases Law”). On July 8, 2024, the Bases Law was enacted through Presidential Decrees No. 592/2024 and No. 593/2024, respectively, published in the Official Bulletin.

These laws are part of the Argentine Executive’s initiative to deregulate the Argentine economy and adjust the State’s operation and structure. Among its key measures, the Bases Law declare a public administrative, economic, financial, and energetic emergency for a year, and grant the Executive delegated legislative powers. Additionally, they include several reforms aimed at promoting registered employment and introduce a package of tax and social security measures, among others.

Hydrocarbons Law (No. 17,319) was also amended as follows:

(i)	It introduces the principle of maximizing corporate profit from the exploitation of resources as it removes the concept of hydrocarbon self-supply previously in place;
(ii)	It authorizes the National or Provincial Executive, as the case may be, to issue storage permits and authorizations for hydrocarbon processing in compliance with Law No. 17,319;
(iii)	It grants producers rights to trade, transport, and industrialize hydrocarbons produced and by-products, and prevents the National Executive from intervening or setting prices;
(iv)	It allows for the free export and import of hydrocarbons and by-products. It also eliminates the Department of Energy’s authority to challenge export permits;
(v)	It amends the acquisition system and terms for unconventional concessions following the reconversion of conventional concessions;
(vi)	It authorizes the regulatory authority to grant concessions for terms other than those established in Hydrocarbons Law;
(vii)	It revises the extension system for new concessions;
(viii)	It mandates that new concessions be awarded through a bidding process upon expiration of existing concessions.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Bases Law also sets forth the creation of an Incentive Regime for Large Investments (the “RIGI” by Spanish acronym), which provides stability and offers tax, customs, and foreign exchange benefits for projects in various sectors, including the energy and oil & gas, subject to specific conditions.

The RIGI was established and published in the Official Bulletin on August 23, 2024, through Presidential Decree No. 749/2024, applicable to the oil & gas sector solely for the following activities: (i) construction of treatments plants, natural gas separation plants, oil & gas pipelines, and polyducts, and storage facilities; (ii) transportation and storage of liquid and gaseous hydrocarbons; (iii) petrochemical plants, including fertilizer production and refinery; (iv) natural gas production, collection, treatment, processing, fractioning, liquefaction and transportation for export of liquefied natural gas, as well as the infrastructure works required to develop the industry, and (v) offshore exploration and exploitation of liquid and gaseous hydrocarbons.

As of the date of issue of these interim condensed consolidated financial statements, the Bases Law had no significant impact on these.

2.5.1.2 Tax for an inclusive and solidary Argentina (“PAIS tax”)

On September 2, 2024, through Presidential Decree No. 777/2024, the Executive reduced to 7.50% the PAIS tax rate applicable to the acquisition of foreign currency for the payment of imports of goods and freight (See Note 30.2 of the consolidated financial statements as of December 31, 2023).

2.5.2 Gas market

2.5.2.1 Argentine promotion plan to stimulate natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)

For the nine-month period ended September 30, 2024 and 2023, the Company received a net amount of 2,387 and 3,491, respectively.

As of September 30, 2024, and December 31, 2023, the receivables related to such plan stand at 4,229 and 1,245, respectively (Note 15).

Other than mentioned above, there have been no significant changes in Argentina’s regulatory framework for the nine-month period ended September 30, 2024 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2023).

B-	Mexico

There have been no significant changes in Mexico’s regulatory framework during the nine-month period ended September 30, 2024 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2023).

2.6 Comparative Information

As of December 31, 2023 the Company has made a change in the “Export Duties” presentation in the “Royalties and others” (Note 5.3), which was previously included in “Revenues from contract with customers”.

The comparative information for the nine-month period ended September 30, 2023, has been reclassified to ensure consistent filing with the unaudited interim condensed consolidated financial statements as of September 30, 2024.

“Revenues from contract with customers” and “Royalties and others” increased by 35,704 for the nine-month periods ended September 30, 2023. These changes had no effect on the net profit for the nine-month period ended September 30, 2023.

Note 3. Segment information

The Chief Operating Decision Maker (the “Committee” or “CODM”) is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit (loss), and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The CODM considers as a single segment the exploration and production of crude oil, natural gas and liquefied petroleum gas (“LPG”) (including Exploration and Production commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the nine-month periods ended September 30, 2024, and 2023, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

The following chart summarizes noncurrent assets per geographical area:

	As of September 30, 2024	As of December 31, 2023
Argentina	2,827,885	2,122,735
Mexico	45,661	49,364

Total noncurrent assets	2,873,546	2,172,099

Note 4. Revenue from contracts with customers

Type of products	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Goods sold	1,176,450	859,578	462,383	302,760

Total revenue from contracts with customers	1,176,450	859,578	462,383	302,760

Recognized at a point in time	1,176,450	859,578	462,383	302,760

4.1 Information broken down by revenue from contracts with customers

Type of products	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Revenues from crude oil sales	1,118,366	801,136	441,193	285,639
Revenues from natural gas sales	56,499	55,242	20,082	16,388
Revenues from LPG sales	1,585	3,200	1,108	733

Total revenue from contracts with customers	1,176,450	859,578	462,383	302,760

Distribution channels	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Local crude oil for refineries	572,992	322,108	184,386	107,198
Exports of crude oil	545,374	479,028	256,807	178,441
Local natural gas	40,570	38,810	17,246	15,869
Exports of natural gas	15,929	16,432	2,836	519
LPG sales	1,585	3,200	1,108	733

Total revenue from contracts with customers	1,176,450	859,578	462,383	302,760

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 5. Cost of sales

5.1 Operating costs

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Fees and compensation for services	41,536	37,120	15,804	10,017
Salaries and payroll taxes	19,784	14,605	8,024	4,558
Employee benefits	6,501	4,464	2,755	1,573
Consumption of materials and spare parts	3,137	4,162	1,178	1,161
Transport	2,689	5,198	1,233	2,003
Easements and fees	2,412	3,796	926	1,220
Other	3,911	3,070	1,694	1,392

Total operating costs	79,970	72,415	31,614	21,924

5.2 Crude oil stock fluctuation

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Crude oil stock at beginning of the period (Note 17)	2,664	4,722	7,527	2,130
Less: Crude oil stock at end of the period (Note 17)	(471)	(921)	(471)	(921)

Total crude oil stock fluctuation	2,193	3,801	7,056	1,209

Note 5.3 Royalties and others

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Royalties	129,872	94,516	49,672	31,581
Export duties	40,182	35,704	18,810	13,074

Total royalties and others	170,054	130,220	68,482	44,655

Note 6. Selling expenses

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Transport	41,239	22,643	22,862	7,251
Taxes, rates and contributions	18,592	11,218	6,142	3,586
Fees and compensation for services	9,273	8,198	4,554	4,099
Tax on bank account transactions	8,703	7,563	3,270	2,737

Total selling expenses	77,807	49,622	36,828	17,673

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 7. General and administrative expenses

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Share-based payments	28,638	17,275	12,215	4,025
Salaries and payroll taxes	27,184	18,605	10,370	5,576
Fees and compensation for services	9,150	8,172	2,929	2,941
Employee benefits	4,011	3,109	1,598	1,211
Institutional promotion and advertising	1,185	1,487	446	426
Taxes, rates and contributions	609	816	430	200
Other	2,970	2,354	1,259	652

Total general and administrative expenses	73,747	51,818	29,247	15,031

Note 8. Other operating income and expenses

8.1 Other operating income

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Gain from Exports Increase Program	36,303	—	15,393	—
Other income	11,357	6,085	5,783	5,076
Gain related to the transfer of conventional assets (1)	—	89,659	—	—
Gain from farmout agreement (2)	—	24,429	—	18,773

Total other operating income	47,660	120,173	21,176	23,849

(1)	See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2023.
(2)

For the nine-month period ended September 30, 2023, including 26,650 of payments received by Trafigura Argentina S.A., related to the farmout agreement net of disposals of oil and gas properties and goodwill for 2,051 and 170, respectively. (See Note 29.2.1.1 to the annual consolidated financial statements as of December 31, 2023).

8.2 Other operating expenses

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
(Provision for) environmental remediation (1)	(302)	(427)	(145)	(41)
(Provision for) reversal of provision for materials and spare parts obsolescence (1)	(174)	1,140	96	196
(Provision for) reversal of contingencies (1)	(721)	8	(125)	(2)
Restructuring and reorganization expenses (2)	—	(276)	—	—

Total other operating expenses	(1,197)	445	(174)	153

(1)	These transactions did not generate cash flows.
(2)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 9. Financial income (expense), net

9.1 Interest income

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Financial interest	3,160	802	1,360	299

Total interest income	3,160	802	1,360	299

9.2 Interest expense

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Borrowings interest (Note 16.2)	(37,138)	(16,205)	(21,022)	(4,842)

Total interest expense	(37,138)	(16,205)	(21,022)	(4,842)

9.3 Other financial income (expense)

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Amortized cost (Note 16.2)	(1,060)	(1,285)	(376)	(342)
Net changes in foreign exchange rate	(2,305)	10,531	9,474	6,509
Discount of assets and liabilities at present value	(408)	2,943	(463)	6,410
Changes in the fair value of financial assets	7,017	(12,222)	9,104	(19,601)
Interest expense on lease liabilities (Note 13)	(2,258)	(2,137)	(644)	(645)
Discount for well plugging and abandonment	(863)	(1,788)	(323)	(673)
Remeasurement in borrowings (1)	—	(48,967)	—	(16,515)
Other (2)	4,019	(8,732)	10,130	(2,518)

Total other financial income (expense)	4,142	(61,657)	26,902	(27,375)

(1)	Related to borrowings in purchasing value units (“UVA”, by Spanish acronym) adjusted by the benchmark stabilization coefficient (“CER”, by its Spanish acronym) (Note 16.2).
(2)

For the nine-month period ended September 30, 2024, including 9,988 of non-cash expense. For the nine-month period ended September 30, 2023, including 819 from loss for negotiable obligations (“ON”, by Spanish acronym) swapping (Note 16.1 and 16.2).

Note 10. Earnings per share

a)	Basic

Basic earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the period.

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Profit for the period, net	383,750	264,017	165,459	83,102
Weighted average number of ordinary shares	96,135,727	93,161,532	95,745,288	95,066,657

Basic earnings per share	3.992	2.834	1.728	0.874

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

b)	Diluted

Diluted earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the period, plus the weighted average of dilutive potential ordinary shares.

Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted earnings per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the period, no dilution effect is booked, as diluted earnings per share is equal to basic earnings per share.

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Profit for the period, net	383,750	264,017	165,459	83,102
Weighted average number of ordinary shares (1)	99,863,026	99,093,135	99,557,121	101,178,620

Diluted earnings per share	3.843	2.664	1.662	0.821

(1)

As of September 30, 2024, the Company has 95,195,887 outstanding shares (Note 19.1) that cannot exceed 98,781,028 shares. Likewise, in accordance with IFRS the average number of ordinary shares with a potential dilutive effect amounts to 99,863,026.

As of September 30, 2024, the Company holds 5,546,287 Series A shares to be used in the Long-Term Incentive Plan (“LTIP”), that, on the date of this unaudited interim condensed consolidated financial statements, are currently unvested. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings per share.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 11. Property, plant and equipment

The changes in property, plant and equipment for the nine- month period ended September 30, 2024 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2023	12,574	43,524	498,707	2,036,644	123,015	44,955	2,759,419
Additions	—	—	—	10,158 (1)	763,536	182,960	956,654
Transfers	1,087	5,110	—	761,467	(620,258)	(147,406)	—
Disposals	—	(497)	—	—	—	—	(497)

Amounts as of September 30, 2024	13,661	48,137	498,707	2,808,269	266,293	80,509	3,715,576

Accumulated depreciation
Amounts as of December 31, 2023	(232)	(15,239)	(80,655)	(735,534)	—	—	(831,660)
Depreciation	—	(4,378)	(14,618)	(268,203)	—	—	(287,199)
Disposals	—	276	—	—	—	—	276

Amounts as of September 30, 2024	(232)	(19,341)	(95,273)	(1,003,737)	—	—	(1,118,583)

Net value
Amounts as of September 30, 2024	13,429	28,796	403,434	1,804,532	266,293	80,509	2,596,993

Amounts as of December 31, 2023	12,342	28,285	418,052	1,301,110	123,015	44,955	1,927,759

(1)	Related to the re-estimation of well plugging and abandonment. This transaction did not generate cash flow.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the nine-month period ended September 30, 2024:

	Goodwill	Other intangible assets
Cost
Amounts as of December 31, 2023	22,576	24,396
Additions	—	5,138

Amounts as of September 30, 2024	22,576	29,534

Accumulated amortization
Amounts as of December 31, 2023	—	(14,370)
Amortization	—	(4,117)

Amounts as of September 30, 2024	—	(18,487)

Net value
Amounts as of September 30, 2024	22,576	11,047

Amounts as of December 31, 2023	22,576	10,026

Note 13. Right-of-use assets and lease liabilities

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the nine-month period ended September 30, 2024, are detailed below:

	Right-of-use assets			Total lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2023	388	60,637	61,025	(70,468)
Reestimation	1,428	1,002	2,430	(2,504)
Additions	14,292	—	14,292	—
Depreciation (1)	(512)	(23,065)	(23,577)	—
Payments	—	—	—	32,849
Interest expense (2)	—	—	—	(5,125)

Amounts as of September 30, 2024	15,596	38,574	54,170	(45,248)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 16,812.
(2)	Including drilling agreements capitalized as “Works in progress” for 2,867.

Short-term and low-value lease agreements were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 92 and 54 for the nine-month periods ended September 30, 2024 and 2023, respectively.

Note 14. Income tax

The most significant components of the income tax expense in the statements of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are as follows:

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Income tax
Current income tax	(319,391)	(55,963)	(149,989)	(1,378)
Deferred income tax	237,001	(57,926)	120,908	(29,251)

Income tax (expense) charged to statement of profit or loss	(82,390)	(113,889)	(29,081)	(30,629)

Deferred income tax charged to other comprehensive income	5,209	346	5,232	(31)

Total income tax (expense)	(77,181)	(113,543)	(23,849)	(30,660)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the nine-month period ended September 30, 2024, the Company’s effective rate was 18%. The differences between the effective and statutory rate mainly include: (i) the application of the tax adjustment for inflation in Argentina; (ii) the depreciation of the Argentine peso (“ARS”) with respect to the USD affecting the Company’s tax deductions of nonmonetary assets; and (iii) the accumulative tax losses not recognized in the period. (See Note 30 to the annual consolidated financial statements as of December 31, 2023).

Note 15. Trade and other receivables

	As of September 30, 2024	As of December 31, 2023
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Midstream prepaid expenses (1)	108,009	34,660
Receivables related to the transfer of conventional assets (2)	38,598	70,526
Prepaid expenses and other receivables	17,228	27,414
Income tax	11,612	—
Turnover tax	426	5
Value added tax (“VAT”)	—	462

	175,873	133,067
Financial assets:
Receivables from joint operations	1,702	2,936
Loans to employees	355	348

	2,057	3,284

Total noncurrent trade and other receivables	177,930	136,351

Current
Trade:
Oil and gas accounts receivable (net of allowance for expected credit losses)	139,899	59,787

	139,899	59,787
Other receivables:
Prepayments, tax credits and other:
Receivables related to the transfer of conventional assets	81,811	86,043
VAT	74,980	19,713
Prepaid expenses and other receivables	11,027	9,381
Midstream prepaid expenses (1)	6,820	—
Income tax	1,098	13,409
Turnover tax	1,074	385

	176,810	128,931
Financial assets:
Accounts receivable from third parties	22,485	7,804
Receivables from joint operations	5,382	6,581
Gas IV Plan (Note 2.5.2.1)	4,229	1,245
Advances to directors and loans to employees	628	557
Other	241	197

	32,965	16,384

Other receivables	209,775	145,315

Total current trade and other receivables	349,674	205,102

(1)

Related to the Duplicar Plus Project implemented by Oleoductos del Valle S.A. and the project to expand the Puerto Rosales maritime terminal and pumping station implemented by Oiltanking Ebytem S.A. (See Note 28.1 and 28.2 to the annual consolidated financial statements as of December 31, 2023)

(2)

Related to the agreement signed with Petrolera Aconcagua Energía S.A. connected with the transfer of conventional assets. For the period ended September 30, 2024, the Company recognized 25,049 mainly related to the amortization of the account receivable, in the unaudited interim condensed consolidated statement of profit or loss under “Other non-cash costs related to the transfer of conventional assets”. (See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2023).

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of noncurrent trade and other receivables do not differ significantly from it carrying amounts either.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of September 30, 2024, in general, accounts receivable has a 16-day term for sales of crude oil and a 57-day term for sales of natural gas and LPG.

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties and that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses of 100% against all trade receivables that are 90 days past due because based on its history these receivables are generally not recovered.

As of September 30, 2024, and December 31, 2023, an allowance for expected credit losses was recorded in trade and other receivables for 43 and 52 respectively.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

Note 16. Financial assets and liabilities

16.1 Borrowings

	As of September 30, 2024	As of December 31, 2023
Noncurrent
Borrowings	725,239	554,832

Total noncurrent	725,239	554,832

Current
Borrowings	249,991	61,223

Total current	249,991	61,223

Total Borrowings	975,230	616,055

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of September 30, 2024	As of December 31, 2023
Fixed interest
Less than 1 year	249,607	60,373
From 1 to 2 years	209,412	81,900
From 2 to 5 years	450,541	392,550
Over 5 years	40,286	55,382

Total	949,846	590,205

Variable interest
Less than 1 year	384	850
From 1 to 2 years	—	—
From 2 to 5 years	25,000	25,000
Over 5 years	—	—

Total	25,384	25,850

Total Borrowings	975,230	616,055

See Note 16.4 for information on the fair value of the borrowings.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The carrying amount of borrowings as of September 30, 2024 and December 31, 2023 of the Company through its subsidiary Vista Argentina, is as follows:

Company	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	As of September 30, 2024		As of December 31, 2023
Santander International	January, 2021	USD	11,700	Fixed	1.80%	January, 2026	50	(1)	68	(1)
Santander International	July, 2021	USD	43,500	Fixed	2.05%	July, 2026	77	(1)	79	(1)
Santander International	January, 2022	USD	13,500	Fixed	2.45%	January, 2027	28	(1)	28	(1)
ConocoPhillips Company	January, 2022	USD	25,000	Variable	SOFR(2) + 2.01%	September, 2026	25,384		25,850
Citibank N.A.	April, 2024	USD	45,000	Fixed	5.00%	April, 2026	45,366		—
Banco BBVA Argentina	April, 2024	ARS(3)	7,000,000	Fixed	55.00%	November, 2024	7,539		—
Banco Ciudad de Buenos Aires	May, 2024	USD	12,000	Fixed	2.50%	November, 2024	12,108		—
Banco Santander Argentina	May, 2024	ARS(3)	15,000,000	Fixed	41.22%	November, 2024	17,746		—
Banco BBVA Argentina	May, 2024	ARS(3)	10,000,000	Fixed	43.40%	December, 2024	11,835		—
Banco Santander Argentina	June, 2024	ARS(3)	40,000,000	Fixed	43.00%	December, 2024	46,800		—
Banco Santander Argentina	June, 2024	ARS(3)	2,000,000	Fixed	41.22%	November, 2024	2,328		—
Banco Galicia	July, 2024	ARS(3)	40,000,000	Fixed	43.00%	December, 2024	45,586		—
Banco Patagonia S.A.	July, 2024	USD	548	Fixed	11.00%	January, 2025	561		—
Banco de la Nación Argentina	September, 2024	USD	222	Fixed	9.23%	November, 2024	223		—
Eurobanco Bank Ltd.	September, 2024	USD	40,000	Fixed	7.00%	November, 2024	40,093		—
Santander International	September, 2024	USD	30,000	Fixed	6.75%	January, 2025	68	(1)	—
Macro Bank Ltd.	September, 2024	USD	30,000	Fixed	7.00%	November, 2024	5,056	(4)	—

Total							260,848		26,025

(1)	The carrying amount is related to interest, and the principal is collateralized.
(2)	Secured Overnight Financing Rate (“SOFR”).
(3)	Principal expressed in thousands of ARS.
(4)	The carrying amount is related to interest, and 25,000 of the principal is collateralized.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Moreover, Vista Argentina issued ON, under the name “Programa de Notas” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym). The following chart shows the carrying amount of ON of September 30, 2024 and December 31, 2023:

Instrument	Execution date	Currency	Principal		Interest	Annual rate	Maturity date	As of September 30, 2024		As of December 31, 2023
ON VI	December, 2020	USD-linked(1)	10,000		Fixed	3.24%	December, 2024	10,018		9,997
ON XI	August, 2021	USD-linked(1)	9,230		Fixed	3.48%	August, 2025	9,244		9,231
ON XII	August, 2021	USD-linked(1)	100,769		Fixed	5.85%	August, 2031	96,043		102,556
ON XIII	June, 2022	USD	43,500		Fixed	6.00%	August, 2024	—		43,458
ON XIV	November, 2022	USD	40,511		Fixed	6.25%	November, 2025	37,141		36,484
ON XV	December, 2022	USD	13,500		Fixed	4.00%	January, 2025	13,522		13,476
ON XVI	December, 2022	USD-linked(1)	63,450		Fixed	0.00%	June, 2026	63,379		63,231
	May, 2023	USD-linked(1)	40,785	(2)	Fixed	0.00%	June, 2026	40,525		40,525
ON XVII	December, 2022	USD-linked(1)	39,118		Fixed	0.00%	December, 2026	38,991		38,948
ON XVIII	March, 2023	USD-linked(1)	118,542		Fixed	0.00%	March, 2027	118,112		117,979
ON XIX	March, 2023	USD-linked(1)	16,458		Fixed	1.00%	March, 2028	16,409		16,396
ON XX	June, 2023	USD	13,500		Fixed	4.50%	July, 2025	13,445		13,357
ON XXI	August, 2023	USD-linked(1)	70,000		Fixed	0.99%	August, 2028	69,805		69,749
ON XXII	December, 2023	USD	14,669		Fixed	5.00%	June, 2026	14,828		14,643
ON XXIII	March, 2024	USD	60,000		Fixed	6.50%	March, 2027	39,905	(3)	—
	May, 2024	USD	32,203		Fixed	6.50%	March, 2027	32,157		—
ON XXIV	May, 2024	USD	46,562		Fixed	8.00%	May, 2029	47,779		—
ON XXV	July, 2024	USD-linked(1)	53,195		Fixed	3.00%	July, 2028	53,079		—

Total								714,382		590,030

Total Borrowings								975,230		616,055

(1)	Subscribed in USD, payable in ARS at the exchange rate applicable on maturity date.
(2)

On May 29, 2023, the Company settled ON VII by: (i) issuing additional ON XVI for 40,785 (which generated no cash flows); and (ii) paid remind principal and interest. The Company recognized 819 related to the loss from the issuance of the swap mentioned (Note 9.3).

(3)	The carrying amount includes 20,000 ON repurchased by the Company.

See Note 28 for information on subsequent borrowings events.

Under the aforementioned program, Vista Argentina may list ON in Argentina for a total principal up to 1,500,000 or its equivalent in other currencies at any time.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

16.2 Changes in liabilities from financing activities

Changes in the borrowings were as follows:

	As of September 30, 2024	As of December 31, 2023
Amounts at beginning of period	616,055	549,332
Proceeds from borrowings (1)	485,017	358,954
Payment of borrowings principal (1)	(130,647)	(252,284)
Payment of borrowings interest	(20,714)	(22,993)
Payment of borrowings cost	(1,437)	(1,779)
Borrowings interest (2) (Note 9.2)	37,138	21,879
Amortized cost (2) (Note 9.3)	1,060	1,810
Remeasurement in borrowings (2)	—	72,044
Changes in foreign exchange rate (2)	(11,242)	(111,727)
Other financial expense (3) (Note 9.3)	—	819

Amounts at end of period	975,230	616,055

(1)	As of December 31, 2023, proceeds of borrowings and payment of borrowings principal include 40,785 related to the ON swapping mentioned in Note 16.1. These transactions did not generate cash flows.
(2)	These transactions did not generate cash flows.
(3)	Related to ON VIII and X, which amounts were in UVA and adjusted by CER. As of December 31, 2023, they were pre- settled by the Company.

16.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of September 30, 2024	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Plan assets (Note 24)	—	4,383	4,383
Trade and other receivables (Note 15)	2,057	—	2,057

Total noncurrent financial assets	2,057	4,383	6,440

Cash, bank balances and other short-term investments (Note 18)	58,660	151,715	210,375
Trade and other receivables (Note 15)	172,864	—	172,864

Total current financial assets	231,524	151,715	383,239

Liabilities
Borrowings (Note 16.1)	725,239	—	725,239
Lease liabilities (Note 13)	28,677	—	28,677

Total noncurrent financial liabilities	753,916	—	753,916

Borrowings (Note 16.1)	249,991	—	249,991
Trade and other payables (Note 23)	402,713	—	402,713
Lease liabilities (Note 13)	16,571	—	16,571

Total current financial liabilities	669,275	—	669,275

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2023	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Plan assets (Note 24)	—	5,438	5,438
Trade and other receivables (Note 15)	3,284	—	3,284

Total noncurrent financial assets	3,284	5,438	8,722

Cash, bank balances and other short-term investments (Note 18)	35,292	156,163	191,455
Trade and other receivables (Note 15)	76,171	—	76,171

Total current financial assets	111,463	156,163	267,626

Liabilities
Borrowings (Note 16.1)	554,832	—	554,832
Lease liabilities (Note 13)	35,600	—	35,600

Total noncurrent financial liabilities	590,432	—	590,432

Borrowings (Note 16.1)	61,223	—	61,223
Trade and other payables (Note 23)	205,055	—	205,055
Lease liabilities (Note 13)	34,868	—	34,868

Total current financial liabilities	301,146	—	301,146

Below are income, expenses, profit, or loss from each financial instrument:

For the nine-month period ended September 30, 2024:

	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities at fair value	Total financial assets / liabilities
Interest income (Note 9.1)	3,160	—	3,160
Interest expense (Note 9.2)	(37,138)	—	(37,138)
Amortized cost (Note 9.3)	(1,060)	—	(1,060)
Net changes in foreign exchange rate (Note 9.3)	(2,305)	—	(2,305)
Discount of assets and liabilities at present value (Note 9.3)	(408)	—	(408)
Changes in the fair value of financial assets (Note 9.3)	—	7,017	7,017
Interest expense on lease liabilities (Note 9.3)	(2,258)	—	(2,258)
Discount for well plugging and abandonment (Note 9.3)	(863)	—	(863)
Other (Note 9.3)	4,019	—	4,019

Total	(36,853)	7,017	(29,836)

For the nine-month period ended September 30, 2023:

	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities at fair value	Total financial assets / liabilities
Interest income (Note 9.1)	802	—	802
Interest expense (Note 9.2)	(16,205)	—	(16,205)
Amortized cost (Note 9.3)	(1,285)	—	(1,285)
Net changes in foreign exchange rate (Note 9.3)	10,531	—	10,531
Discount of assets and liabilities at present value (Note 9.3)	2,943	—	2,943
Changes in the fair value of financial assets (Note 9.3)	—	(12,222)	(12,222)
Interest expense on lease liabilities (Note 9.3)	(2,137)	—	(2,137)
Discount for well plugging and abandonment (Note 9.3)	(1,788)	—	(1,788)
Remeasurement in borrowings (Note 9.3)	(48,967)	—	(48,967)
Other (Note 9.3)	(8,732)	—	(8,732)

Total	(64,838)	(12,222)	(77,060)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

16.4 Fair value

This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.

16.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).

The following chart shows the Company’s financial assets measured at fair value as of September 30, 2024 and December 31, 2023:

As of September 30, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	4,383	—	—	4,383
Short-term investments	151,715	—	—	151,715

Total assets	156,098	—	—	156,098

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	5,438	—	—	5,438
Short-term investments	156,163	—	—	156,163

Total assets	161,601	—	—	161,601

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1, Level 2 and Level 3 from December 31, 2023, through September 30, 2024.

16.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of September 30, 2024	Carrying amount	Fair value	Level
Liabilities
Borrowings	975,230	792,826	2

Total liabilities	975,230	792,826

16.5 Risk management objectives and policies concerning financial instruments

16.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during each period or as of every period-end.

The Company’s financial department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities.

The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its annual consolidated financial statements as of December 31, 2023, except for the following:

16.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of September 30, 2024 and 2023, the Company performed foreign exchange currency transactions, and the impact in the results of the period is recognized in “Other financial income (expense)”.

Most Company sales are denominated in USD, or the changes in sales follow the changes in USD listed price.

During the nine-month period ended September 30, 2024 and 2023, ARS depreciated by about 20% and 98%, respectively.

The following chart shows the sensitivity to a modification in the exchange rate of ARS to USD while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the USD, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

As of September 30, 2024
Changes in exchange rate:	+/- 10%
Effect on profit or loss before income taxes	9,686 / (9,686)
Effect on equity before income taxes	9,686 / (9,686)

Interest rate risk

For the nine-month periods ended September 30, 2024, and 2023, the average market interest rate in Argentina was 62% and 95%, respectively.

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of September 30, 2024, and December 31, 2023, about 3% and 4% of indebtedness was subject to variable interest rates, respectively.

For the nine-month period ended September 30, 2024, and for the year ended December 31, 2023, the variable interest rate of loans denominated in USD stood at 7.31% and 9.32%, respectively.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of an increase in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.

For the nine-month period ended September 30, 2024, and for the year ended December 31, 2023, the Company did not use derivative financial instruments to mitigate interest rate risks.

Note 17. Inventories

	As of September 30, 2024	As of December 31, 2023
Materials and spare parts	1,906	4,651
Crude oil stock (Note 5.2)	471	2,664
Assigned crude oil stock	57	234

Total inventories	2,434	7,549

Note 18. Cash, bank balances and other short-term investments

	As of September 30, 2024	As of December 31, 2023
Mutual funds	144,750	152,426
Money market funds	58,660	35,292
Cash in banks	45,652	21,798
Government bonds	6,965	3,737

Total cash, banks balances and other short-term investments	256,027	213,253

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of September 30, 2024	As of December 31, 2023
Cash, bank balances and other short-term investments	256,027	213,253
Less
Government bonds	(6,965)	(3,737)

Cash and cash equivalents	249,062	209,516

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 19. Equity

19.1 Capital stock

The following chart shows a reconciliation of the movements in the Company’s capital stock for the nine-month period ended September 30, 2024:

	Series A	Series C	Total
Amounts as of December 31, 2023	517,874	—	517,874
Number of shares	95,355,430	2	95,355,432

Share repurchase	(99,846)	—	(99,846)
Number of shares repurchased (1)	(2,081,198)	—	(2,081,198)
Shares to be granted in LTIP	1	—	1
Number of shares	1,921,653	—	1,921,653

Amounts as of September 30, 2024	418,029	—	418,029
Number of shares	95,195,885	2	95,195,887

(1)	As of the date of issuance of these interim condensed consolidated financial statements, the shares repurchased are held in the Treasury.

As of September 30, 2024 and December 31, 2023, the Company’s authorized capital includes 33,596,354 and 33,436,809 Series A ordinary shares, respectively, held in Treasury.

As of September 30, 2024 the Company holds the 2 (two) outstanding Series C shares.

See Note 21 to the annual consolidated financial statements as of December 31, 2023.

19.2 Share repurchase reserve

On August 6, 2024, through the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of a fund to acquire own shares for 50,000 based on the Company’s nonconsolidated financial statements.

Note 20. Provisions

	As of September 30, 2024	As of December 31, 2023
Noncurrent
Well plugging and abandonment	25,620	12,191
Environmental remediation	262	148

Total noncurrent provisions	25,882	12,339

Current
Well plugging and abandonment	4,140	3,096
Environmental remediation	835	936
Contingencies	77	101

Total current provisions	5,052	4,133

Note 21. Salaries and payroll taxes

	As of September 30, 2024	As of December 31, 2023
Current
Provision for bonuses and incentives	16,847	12,657
Salaries and social security contributions	9,196	4,898

Total current salaries and payroll taxes	26,043	17,555

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 22. Other taxes and royalties

	As of September 30, 2024	As of December 31, 2023
Current
Royalties and others	24,205	33,862
Tax withholdings	3,894	1,603
Other	560	1,084

Total current other taxes and royalties	28,659	36,549

Note 23. Trade and other payables

	As of September 30, 2024	As of December 31, 2023
Current
Accounts payables:
Suppliers	402,035	204,696

Total current accounts payables	402,035	204,696

Other accounts payables:
Extraordinary fee for Gas IV Plan	571	162
Payables to partners of joint operations	107	197

Total other current accounts payables	678	359

Total current trade and other payables	402,713	205,055

Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payable does not differ considerably from its fair value.

Note 24. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	Period from January 1, through September 30, 2024	Period from January 1, through September 30, 2023	Period from July 1, through September 30, 2024	Period from July 1, through September 30, 2023
Cost of interest	(218)	(469)	(64)	(169)
Cost of services	(5)	(19)	(2)	(7)
Settlement	—	364	—	—

Total	(223)	(124)	(66)	(176)

	As of September 30, 2024
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of period	(11,295)	5,592	(5,703)
Items classified as loss or profit
Cost of interest	(405)	187	(218)
Cost of services	(5)	—	(5)
Items classified in other comprehensive income
Actuarial remeasurement gain	(14,991)	108	(14,883)
Payment of contributions	1,283	(992)	291

Amounts at end of period	(25,413)	4,895	(20,518)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The fair value of plan assets as of every year end per category, is as follows:

	As of September 30, 2024	As of December 31, 2023
US government bonds	4,383	5,438
Cash and cash equivalents	512	154

Total	4,895	5,592

See Note 23 to the annual consolidated financial statements as of December 31, 2023.

Note 25. Related parties’ transactions and balances

As of September 30, 2024 and December 31, 2023, the Company carries no balances with related parties and relevant transactions other than those included in Note 27 to the annual consolidated financial statements as of December 31, 2023.

Note 2.3 to the annual consolidated financial statements as of December 31, 2023, provides information on the Group’s structure, including information on Company subsidiaries.

Note 26. Commitments and contingencies

There were no significant changes in commitments and contingencies for the nine-month period ended September 30, 2024 (See Notes 28 and 29 to the annual consolidated financial statements as of December 31, 2023).

Note 27. Tax regulations

Other than mentioned in Note 2.5.1.1 and 2.5.1.2, there were no other significant changes in Argentina’s and Mexico’s tax regulations during the nine-month period ended September 30, 2024 (See Note 30 to the annual consolidated financial statements as of December 31, 2023).

Note 28. Subsequent events

The Company assessed events subsequent to September 30, 2024, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through October 23, 2024, date in which these financial statements were made available for issue.

•	On October 1, 2024, Vista Argentina paid interest for an amount of 326 corresponding to loan agreement signed with Banco BBVA Argentina in April 2024.

•	On October 2, 2024, Vista Argentina signed a loan agreement with Banco de la Nación Argentina for a total amount of ARS 30,880; at an annual interest rate of 39.63%, and expiration date in March 2025.

•	On October 4, 2024, Vista Argentina paid interest for an amount of 110 corresponding to loan agreement signed with Banco Santander International in January 2021, July 2021 and January 2022.

•	On October 8, 2024, Vista Argentina, paid interest corresponding to ON XXV for an amount of 402.

•

On October 10, 2024, Vista Argentina, issued ON XXVI for an amount of 150,000, at an annual interest rate of 7.65%, and expiration date in October 2031. Additionally, Vista Argentina paid principal and interest for an amount of 141 corresponding to loan agreement signed with Banco Patagonia.

•	On October 16, 2024, Vista Argentina cancelled ON XIV for an amount of principal and interest of 37,366.

•

On October 18, 2024, Vista Argentina cancelled loan agreements signed with Eurobanco Bank Ltd., Macro Bank Ltd. y Santander International in September 2024, for an amount of principal and interest of 40,233, 30,161 y 30,214, respectively.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.